SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 4, 2002

Telefónica del Perú
(Exact name of registrant as specified in its charter)

Telefonica of Peru
(Translation of registrant’s name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item

1.	Free translation of a letter to the CONASEV dated November 21, 2002 relating to the key events approved by the Board of Directors.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: December 4, 2002	By:	/s/ Julia María Valentin
Name: Julia María Valentin Title: General Counsel

Item 1

TRANSLATION

GGR-135-A-374/2002
Lima, November 21, 2002

Messers.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-

Ref: Key Events

Dear Sirs:

Pursuant to article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 307-95-EF/94.0, we hereby inform you that in the Meeting of the Board of Directors of Telefónica del Perú S.A.A. held on November 20, the following relevant agreements were approved:

1.	Mr. José María Álvarez Pallete López, of Spanish nationality, identified with passport No. 50705869, was incorporated as member of the Board of Directors following the resignation of director Mr. Rafael Hernández García and its respective alternate director Mr. Michael Duncan Cary Barnard.

2.	Partial modification of the Company’s organization was approved such that the title of the Regional Chiefs (Jefes Zonales) was changed to Regional Managers (Gerentes Zonales), and they will report to the President instead of the Residential Manager.

3.	Authorized review of market in order to identify possible investors who would be interested in buying a block of shares to obtain the control of the subsidiary Transporte Urgente de Mensajería S.A.C., and if it were the case, proceed with its transfer.

Sincerely yours,

Julia María Morales Valentín
General Counsel and Secretary
Telefónica del Perú S.A.A.